Mail Stop 0510

      January 21, 2005

Via U.S. mail and facsimile

Paul Warkentin, President and Chief Executive Officer
Hybrid Fuels, Inc.
237 Main Street, Box 880
Niverville, MB  R0A 1E0

	RE:	Form 10-KSB for the fiscal year ended June 30, 2004
		Form 10-QSB for the period ended June 30, 2004
			File No. 0-29351


Dear Mr. Warkentin:

		We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







FORM 10-K FOR THE YEAR ENDED JUNE 30, 2004

General
1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

Item 1.  Description of Business

General, page 3
2. Please expand your disclosure to include further information on the nature of the businesses prior to the acquisition of Hybrid Fuels, U.S.A. and 330420 B.C. Ltd. in May 1998. Include in your explanation any bankruptcies, material mergers, acquisitions, and or sales of significant assets. Refer to Items 101(a)(2) and (3) of Regulation S-B.

Some History, page 5
3. Please expand your disclosure to describe the accounting treatment for the commercial facility constructed near Cardston, Alberta. Please include in your explanation, how the costs incurred to construct the facility were initially recorded, the accounting treatment used when the farmer sold the land and removed the buildings and equipment, and when the facility closure took place.

Ethanol Energy Balance Information, page 7
4. Please expand your disclosure to include information that supports your statement regarding your belief that the ratio of 4:1 is a fair representative for a newly built ethanol making facility.

Employees, page 11
5. Please expand your disclosure to include the number of total employees and the number of full time employees you have. Refer to
Item 101(b)(12) of Regulation S-B.






Risk Factors, page 15
6. You have disclosed on page 20 that you have entered into a verbal agreement with an independent third party to construct a fully operational facility and that it is intended that you will receive access to the facility through a lease or operating agreement.
You
also further indicate that the terms under which the facility will be operated will be finalized when the construction is completed. Please tell us why the aforementioned would not be considered a risk factor given no written contracts have been entered into or expand your disclosure to include such information.
7. You have disclosed on page 22 that cattle prices are volatile, which could result in a loss on cattle finishing. In addition, you have disclosed that it is your intent to continue operating the demonstration facility and earn revenue from the sale of cattle. Please tell us why the volatility of cattle would not be considered a risk or expand your disclosure to include such information.

Item 2.  Description of Property, page 17
8. Please expand your disclosure to clarify whether the facility in
Oyama, British Columbia that is currently being built will be owned by you or the owner of the land on which the facility is being built.

Item 6.  Plan of Operation, page 20
9. Please expand your disclosure to include your estimated completion date for the first operating facility and when you anticipate operations to begin at this facility.
10. You have disclosed that you anticipate it will cost approximately
$350,000 to build the facility. You later disclose as part of your verbal agreement relating to the facility at Oyama, B.C., the facility is expected to be made available to you through a lease or operating agreement. Please revise your disclosure to explain more clearly the methodology behind the construction and ownership of the facility. Please include in your explanation the following:
* Who is bearing the financial burden of the construction costs of the facility, and
* Who will retain the legal ownership rights to the facility.




11. You have disclosed as of June 30, 2004, the flooring and enclosure for the ethanol equipment had been completed and the gasifier and Greener Pastures grass growing system were also on site.
Please expand your disclosure to include the total costs incurred relating to the facility as of June 30, 2004. It does not appear that these costs have been capitalized on your consolidated balance sheets, nor are they easily identifiable on your consolidated statements of cash flows. Please include in your expanded disclosure where these costs have been recorded. Also, if applicable, provide to us the accounting treatment used to account for these costs.

Plan of Operation Assuming Adequate Capital Raised, page 21
12. You have disclosed on page 23 that your business plan includes identifying third parties who will work with you to construct and operate their own facilities. Please expand your disclosure to distinguish between your responsibilities and those of the third parties in opening and maintaining the facilities.

Liquidity and Capital Resources, page 24

13. Please expand your disclosure to include your outlook on the following:
* when you anticipate the first facility to be completed,
* when operations are expected to commence,
* when revenues are expected to commence,
* the amount you anticipate on spending in fiscal year 2005 relating to research and development as disclosed on page 15,
* your forecast of when you expect to incur the costs associated with the first operating facility as discussed on page 20, and
* the amount you anticipate on spending in fiscal year 2005 related to other capital expenditures, if applicable.
Refer to Item 303(b)(1) of Regulation S-B and SEC Release No. 33-
8350.
14. Please expand your disclosure to include a discussion of your critical accounting policies. We note your summary of significant accounting policies described in Note 2. However, the intent of this disclosure is to provide greater detail regarding management`s methodology in determining the critical accounting estimates and trends or other events that could change or have changed the assumptions made by management. Refer to SEC Release Nos. 33-8098 and 33-8040.



Item 7.  Financial Statements

General
15. On page 3 you disclose other various businesses prior to the acquisition of Hybrid Fuels U.S.A and 330420 B.C., Ltd.  Please
tell
us how you determined your date of inception to be February 16,
1960
for the presentation of your financial statements.

Consolidated Statements of Operations, page F-3
16. You have disclosed on page F-7 the functional currency of Hybrid
Fuels Canada, Inc. is the Canadian dollar. Please revise your disclosure to state separately on the consolidated statements of operations or in a note to the financial statements the transaction gain or loss for each period presented. Refer to paragraph 30 of SFAS 52.

2.  Summary of Significant Accounting Policies

(d) Basic and Diluted Net Income (Loss) per Share, page F-7
17. You have disclosed on your consolidated statements of operations your basic and diluted net loss per share as being $0.01 for the fiscal years ended June 30, 2004 and June 30, 2003. Please disclose how you treated the restricted shares that have been issued in arriving at your basic and dilutive EPS. Refer to paragraph 20 of SFAS 128.

(i) Stock-Based Compensation, page F-8
18. You have disclosed that stock options granted to non-employees are accounted for under SFAS 123. We did not note any discussion in your Form 10-KSB regarding issuances of stock options to employees or non-employees that have taken place. Please confirm to us that no such issuances have occurred. If stock options have been issued to employees and, or non-employees, please expand your disclosure to include the information required by SFAS 123 as amended by SFAS 148.

6.  Common Shares, page F-10
19. You have disclosed the issuance of 600,000 shares of common stock on March 29, 2004 to two directors in consideration for services rendered. Please tell us the assumptions used and how you calculated the $27,299 deferred compensation expense relating to the 400,000 shares for future services.

20. You have disclosed all shares were issued with "restrictive legend," on page 18. Please expand your disclosure to include the terms and conditions of these "restrictive legends."
21. Please expand your disclosure to include for each issuance involving noncash consideration, the total dollar value and the nature of the noncash consideration and the basis for the amount used. Refer to paragraph 11(d)(3) of SFAS 7.

7.  Commitments and Contingencies, page F-10
22. Your disclosure indicates 23 shareholders received restricted stock, which replaced the stock issued from the Offering
Memorandum.
Please expand your disclosure to include the terms of these restrictions.

Item 9. Directors, Executive Officers, Promoters and Control Persons; Compliance with Section 16(a) of the Exchange Act, page 26
23. Your disclosure does not reference information relating to your audit committee. Please provide the disclosure required by Item 401(f) of Regulation S-B, and if applicable Item 401(e) of Regulation
S-B.
24. Your disclosure does not reference your adoption of a code of ethics. Please provide the disclosure required by Item 406(a) of Regulation S-B, and if applicable Item 406(c) of Regulation S-B.
Item 10.  Executive Compensation, page 28
25. You have disclosed Paul Warkentin and Gordon Colledge to be your executive officers on page 27. You have also disclosed that each received restricted shares for services. Please revise your "Summary
Compensation Table" to include these individuals and their relevant compensation. Refer to Items 402(a)(2) and (b) of Regulation S-B.

Item 11.  Security Ownership of Certain Beneficial Owners and
Management and Related Stockholder Matters, page 29
26. Please expand your disclosure to include information relating to securities authorized for issuance under equity compensation plans.
Refer to Item 201(d) of Regulation S-B.





Item 13.  Exhibits and Reports on Form 8-K, page 30
27. The information you have certified to in your Exhibit 31.1 does not include the most current certification requirements. Please amend your Exhibit 31.1 to include the certifications required by
Item 601 of Regulation S-B. See also SEC Release No. 33-8238. In doing so, please file an amended Form 10-KSB/A and include updated certifications. Please also ensure that the signature page of the Form 10-KSB/A has currently dated signatures. Please also ensure that you refer to the current location for the definition of disclosure controls and procedures in Item 13, rather than the old location. Also, your disclosure controls and procedures should have been evaluated as of the end of the period as opposed to within 90 days of the filing being made. Similarly, amend your interim Form 10-QSB for the period ended September 30, 2004.


FORM 10-QSB FOR THE PERIOD ENDED SEPTEMBER 30, 2004

General
28. Please address the comments above in your interim Forms 10-QSB as well.

*    *    *    *


      Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.







	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Meagan Caldwell, Staff Accountant, at (202) 824-
5578
or, in her absence, to the undersigned at (202) 942-1774.

							Sincerely,


							Rufus Decker
							Accounting Branch Chief


??

??

??

??

Mr. Paul Warkentin
January 21, 2005
Page 1 of 8




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE